                                                                   EXHIBIT 99.2


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Continental Natural Gas

     We have audited the accompanying balance sheet of Taurus Energy Corporation as of December 31, 1996, and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our previous report dated January 16, 1998, we did not express an opinion on the financial statements referred to above because we were unable to obtain certain written representations from management as required by generally accepted auditing standards. The Company has now provided the required written representations. Accordingly, our present report on the 1996 financial statements, which includes our opinion on these financial statements, is different from our previous report.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taurus Energy Corporation at December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Tulsa, Oklahoma
January 16, 1998

                            TAURUS ENERGY CORPORATION
                                 BALANCE SHEETS
                 As of December 31, 1996 and September 30, 1997
                                 (in thousands)

                                                 December 31,   September 30,
                         ASSETS                     1996           1997
                         ------                    --------      --------
                                                                (Unaudited)
Current assets:
    Accounts receivable                            $  6,965      $  5,113
    Prepaid expenses                                    103            91
    Inventory                                            56          --
                                                   --------      --------

                                                      7,124         5,204
                                                   --------      --------

Gas plants and processing systems                    33,454        35,735
Other property and equipment                            163           163
Less accumulated depreciation and amortization       (2,113)       (4,116)
                                                   --------      --------

                                                     31,504        31,782
                                                   --------      --------

Other assets:
    Gas contract rights, net                            844           459
    Other assets                                        168           175
                                                   --------      --------

                                                      1,012           634
                                                   --------      --------

Total assets                                       $ 39,640      $ 37,620
                                                   ========      ========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities       $  7,505      $  5,415
                                                   --------      --------

Payable to parent company                            15,100        15,111
                                                   --------      --------

Deferred income taxes                                 6,212         6,232
                                                   --------      --------

Stockholders' equity:
    Common stock, $1 par value, 1,000 shares
      authorized, issued and outstanding                  1             1
    Additional paid-in capital                       10,036        10,036
    Retained earnings                                   786           825
                                                   --------      --------

                                                     10,823        10,862
                                                   --------      --------

Total liabilities and stockholders' equity         $ 39,640      $ 37,620
                                                   ========      ========


                   The accompanying notes are an integral part
                          of the financial statements.

                            TAURUS ENERGY CORPORATION

                            STATEMENTS OF OPERATIONS

                      For the Year Ended December 31, 1996
                  and the Nine Months Ended September 30, 1997
                                 (in thousands)


                                           December 31,   September 30,
                                              1996            1997
                                           ----------     ----------
                                                          (Unaudited)
Revenue:
    Gas sales                              $   27,557     $   22,697
    Gas Sales--related party                    1,173             --
    Product sales                              16,145         10,018
                                           ----------     ----------

                                               44,875         32,715
                                           ----------     ----------

Expenses:
    Cost of purchased gas                      33,237         24,813
    Operating expenses                          4,155          3,223
    Depreciation and amortization               3,082          2,394
    General and administrative                  1,866          1,490
    Interest                                    1,168            736
                                           ----------     ----------

                                               43,508         32,656
                                           ----------     ----------

Income before income taxes                      1,367             59

Income taxes                                      465             20
                                           ----------     ----------

Net income                                 $      902     $       39
                                           ==========     ==========



                   The accompanying notes are an integral part
                          of the financial statements.

                            TAURUS ENERGY CORPORATION

                            STATEMENTS OF CASH FLOWS

                      For the Year Ended December 31, 1996
                  and the Nine Months Ended September 30, 1997
                                 (in thousands)


                                                            December 31,   September 30,
                                                               1996            1997
                                                            ----------      ----------
                                                                           (Unaudited)
Cash flow from operating activities:
    Net income                                              $      902      $       39
    Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                           3,082           2,394
         Deferred income tax expense                               465              20
         Effect of changes in:
            Accounts receivable                                 (2,586)          1,852
            Other current assets                                     2              68
            Accounts payable and accrued liabilities             2,106          (1,809)
                                                            ----------      ----------

         Net cash provided by operating activities               3,971           2,564
                                                            ----------      ----------

Cash flows from investing activities:
    Additions to gas plants and processing systems                (600)         (2,301)
    Other                                                           78               7
                                                            ----------      ----------

    Cash flows used by investing activities                       (522)         (2,294)
                                                            ----------      ----------

Cash flows from financing activities:
    Increase (decrease) in payable to parent company            (4,018)             11
    Increase (decrease) in book overdraft                          569            (281)
                                                            ----------      ----------

    Cash flows used by financing activities                     (3,449)           (270)

Increase (decrease) in cash                                       --              --
Cash at beginning of period                                       --              --
                                                            ----------      ----------

Cash at end of period                                       $     --        $     --
                                                            ==========      ==========



                   The accompanying notes are an integral part
                          of the financial statements.

                            TAURUS ENERGY CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                   Information relating to September 30, 1997
                and for nine months then ended is unaudited

1.       GENERAL

              Taurus Energy Corporation ("Taurus" or the "Company") is a Texas corporation involved primarily in natural gas gathering, processing and marketing with operations principally in Texas. On November 24, 1997, Continental Natural Gas, Inc. ("Continental") acquired all of the outstanding equity interest of Taurus from Coda Energy, Inc. ("Coda"). Coda is a majority-owned subsidiary of Joint Energy Development Investment Limited Partnership ("JEDI").

              The accompanying financial statements present the historical financial condition, results of operations and cash flows of the Company for periods during which the Company was owned by Coda and/or JEDI.

2.       SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash and short-term, highly liquid investments that are readily convertible to cash and have maturities of 90 days or less at the date of purchase. At December 31, 1996 and at September 30, 1997, Taurus had outstanding checks in excess of available cash balances. The resulting liabilities are included in accounts payable.

         ACCOUNTS RECEIVABLE - Substantially all of Taurus' accounts receivable arise from sales of natural gas or natural gas liquids produced at its plants. Most of Taurus' accounts receivable are from a broad and diverse group of oil and gas companies and do not represent a significant credit risk.

         INVENTORY - Inventory consists of natural gas liquids and is stated at the lower of cost, using the average cost method, or market.

                            TAURUS ENERGY CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                  Information relating to September 30, 1997
                 and for nine months then ended is unaudited




2.       SIGNIFICANT ACCOUNTING POLICIES, Continued

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over estimated useful lives ranging from 5 to 15 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred.

              The carrying value of property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Assets determined to be impaired based on estimated undiscounted future net cash flows are reduced to estimated fair value. No such reduction in the carrying value of assets has been reflected in the accompanying financial statements.

         OTHER ASSETS - Other assets at December 31, 1996 and September 30, 1997 include $844,000 and $459,000, respectively, of purchased gas contract rights that are being amortized over the term of the related contract which end July 31, 1998.

         REVENUE RECOGNITION - Revenue is recognized when product is delivered.

         INCOME TAXES - Taurus is a member of a consolidated group with Coda for federal income tax purposes. The provision for income taxes reflected in the financial statements is calculated on a separate company basis.


3.       RELATED PARTY TRANSACTIONS

              Coda provides certain accounting, land, data processing and management services for which Coda has historically charged a fee of $90,000 per month, based upon an allocation of Coda's overhead. Such fee has been recorded as general and administrative expense in the accompanying financial statements.

              During the year ended December 31, 1996, Taurus paid Coda $218,000 for gas produced from wells operated by Coda. These amounts are included in gas purchases in the accompanying statements of operations. Revenues for the year ended December 31, 1996, include approximately $1.1 million for sales to an affiliate of JEDI. No such affiliate sales occurred for the nine months ended September 30, 1997. Accounts receivable from this affiliate of JEDI at December 31, 1996, were $11,000.

                            TAURUS ENERGY CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                   Information relating to September 30, 1997
                  and for nine months then ended is unaudited




3.       RELATED PARTY TRANSACTIONS, Continued

              Coda provided a corporate guaranty of Taurus' obligations under a gas purchase contract in an amount up to $1.2 million which expires with the production month of August 1998. The guaranty was terminated on November 24, 1997, when Taurus was acquired by Continental.

4.       COMMITMENTS AND CONTINGENCIES

              The Company has an inter-company payable to its parent, Coda, which represents an accumulated balance of advances and repayments since the acquisition of Taurus by Coda. The balance includes amounts originally borrowed to acquire Taurus, subsequent advances provided to fund processing plant additions, and other items paid on behalf of Taurus by Coda. This payable bears interest at a rate equivalent to Coda's current borrowing rates (approximately 7% for the year ended December 31, 1996). No specific repayment terms have been established with respect to the payable; however, Coda committed that it will not require repayment of the payable during 1997 and, therefore, the advances have been classified as long-term.

              During 1996 and 1997, Taurus was a joint and several guarantor of borrowings under Coda's debt agreements. As of the date of the acquisition by Continental, Taurus was released as a guarantor.

              In connection with the Company's acquisition of a gas plant in 1994, the seller entered into a four year contract with Taurus to purchase 10,000 MMBtu of gas per day at the Houston Ship Channel spot price plus a specified amount. Associated with this contract, Taurus entered into a contract to purchase 10,000 MMBtu of gas per day from an unrelated third party at the Houston Ship Channel spot price less $.01 per MMBtu throughout the contract period which ends July 31, 1998.

5.       CONCENTRATIONS

              During the year ended December 31, 1996, Taurus had sales to two customers which accounted for 21% and 11% of total revenues.

                            TAURUS ENERGY CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                   Information relating to September 30, 1997
                  and for nine months then ended is unaudited



5.       CONCENTRATIONS, Continued

              During 1996, one producer accounted for approximately 21% of the natural gas volumes purchased through the Company's gas systems and the four largest producers accounted for 42% of such volumes purchased. The loss of these producers could impact Taurus' production and the subsequent sale of its natural gas and natural gas liquids, which may adversely affect operating results.

6.       INCOME TAXES

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The components of Taurus' deferred tax liabilities and assets are as follows (in thousands):

                                                                                     December 31,
                                                                                        1996
                                                                                     ----------
Deferred tax liability:
    Book basis of gas plants and processing systems in excess of tax basis           $    6,867
Deferred tax assets:
    Net operating loss carryforwards                                                       (655)
                                                                                     ----------

    Net deferred tax liabilities                                                     $    6,212
                                                                                     ==========


              All income tax expense and benefits shown on the accompanying statements of operations are deferred benefits and were computed at the U.S. statutory federal income tax rate.

              As of December 31, 1996, Taurus had net operating loss carryforwards ("NOLs") of approximately $1.9 million for income tax purposes that expire beginning in 2006.

                            TAURUS ENERGY CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                   Information relating to September 30, 1997
                  and for nine months then ended is unaudited



7.       EMPLOYEE BENEFITS

              The Company's parent sponsors a 401(k) defined contribution plan in which Taurus employees may participate. The 401(k) plan is available to all employees who have at least six months of service. The Company annually matches between 50% and 100% (based on years of service) of an employee's contribution up to 6% of an employee's annual compensation. For the year ended December 31, 1996, the Company's 401(k) expense was $53,000.